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                                 April 10, 2001

Mr. Frank J. Olsen, Jr.
President & CEO
Foilmark
5 Malcolm Hoyt Drive
Newburyport, MA 01950

Dear Joe:

     Pursuant to our discussion, ITW will honor the general tenets and spirit of your existing contract. However, certain elements, such as title, will need to be modified to fit our system. Except as herein discussed, we will honor salary, bonus and other financial elements of the contract, but we also may offer you alternatives which you can agree to or not as you so chose.

     Your title will be Vice President and General Manager and duties will consist of the day-to-day management of the business and affairs of a business unit, which will consist of one or more of the current Foilmark business segments, with such additional responsibilities as ITW shall add. You agree that neither this transaction nor any ITW internal moving of the reporting responsibility or an adjustment in the legal structure of the business will be a triggering event for purposes of this Agreement. That is, such will not be a "Change of Control," "Take-over Transaction" or a "Terminating Event," for purposes of your Employment Agreement, as such terms are found in Section 6.1(c), (d) and (e) of the Agreement.

     ITW would agree that a marked negative change in the scope of your duties from your position as Vice President would be a Terminating Event for purposes of Section 6.1(e)(A). Marked negative change must be mutually agreed to and for purposes of the Agreement, refers to significantly less income responsibility with no substantial growth potential.

     The goals for bonus will not be unreasonably developed and applied. However, they will directly tie to those sales and income projections given to ITW through the Foilmark bid process (refer to the Financial Overview in the J.P. Morgan Offering document dated January 2001).

     Please sign to indicate your acceptance to the above.

                                   Sincerely,



                                   Philip M. Gresh
AGREED TO:                         Executive Vice President

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FRANK J. OLSEN, JR.

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DATED